UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-14035

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
2425 West Loop South
Houston, Texas 77027

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Plan Benefits -
December 31, 2019 and 2018	4

Statements of Changes in Net Assets Available for Plan Benefits -
Years Ended December 31, 2019, 2018 and 2017	5

Notes to Financial Statements	6

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

SIGNATURE	11

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and
Audit Committee of Stage Stores, Inc.
Nonqualified Deferred Compensation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the years ended December 31, 2019, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Houston, Texas
March 27, 2020

We have served as the auditor of the Plan since 2008.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2019	2018
Assets:
Investments, at fair value:
Mutual funds	$8,686,405	$11,467,444
Stage Stores, Inc. common stock, 1,113,960 and 382,755 shares with a cost basis of $2,878,829 and $1,977,588, respectively	9,045,352	283,239
Total assets	17,731,757	11,750,683

Liabilities:
Administrative expenses payable	5,625	6,610

Net assets available for plan benefits	$17,726,132	$11,744,073

The accompanying notes are an integral part of these financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	For the Year Ended December 31,
	2019	2018	2017
Additions:
Net investment income:
Dividend and interest income on investments in:
Mutual funds	$318,157	$613,841	$451,036
Stage Stores, Inc. common stock	—	58,397	59,252
Net appreciation (depreciation) in fair value of investments	9,485,222	(1,717,016)	1,002,611
	9,803,379	(1,044,778)	1,512,899
Contributions:
Employer	342,972	649,822	752,187
Participant	342,972	667,505	793,127
	685,944	1,317,327	1,545,314
Total additions	10,489,323	272,549	3,058,213

Deductions:
Distributions to participants	4,477,604	904,139	3,986,489
Administrative expenses	29,660	21,127	14,853
Total deductions	4,507,264	925,266	4,001,342

Net increase (decrease) in assets	5,982,059	(652,717)	(943,129)

Net assets available for plan benefits:
Beginning of year	11,744,073	12,396,790	13,339,919
End of year	$17,726,132	$11,744,073	$12,396,790

The accompanying notes are an integral part of these financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 and 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - PLAN DESCRIPTION
The following description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (“Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and was established on January 1, 2002 by Stage Stores, Inc. (“Company” or “Plan Administrator”) for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company’s business by helping to provide for the retirement of the Company’s key employees selected to participate in the Plan. The Plan covers key employees, the selection of which remains at the sole discretion of the Plan Administrative Committee (“Committee”) of the Company, as defined in the Plan document. As of December 31, 2019 and 2018, there were 18 and 25 participants with account balances in the Plan, respectively. Of these participants, 13 and 18 were active employees at December 31, 2019 and 2018, respectively.

Plan Administration

The Committee, comprised of members appointed by the Company, is responsible for the administration of the provisions of the Plan. The Company has contracted with Fidelity Management Trust Company (the “Trustee” or “Fidelity”) to serve as the Plan’s trustee and Fidelity Workplace Services LLC as the Plan’s record keeper. The Company has also contracted with Regions Bank to provide consulting services regarding the Plan’s design and fee structure.

Participant Accounts

The Company maintains a participant account for each participant deferring compensation to the Plan. Each participant’s account is adjusted for the participant’s deferral/contribution, employer matching contributions, investment gains or losses and payments or distributions in accordance with the Plan Document.

Effective June 5, 2008, the Company amended the Plan to include a stock investment option wherein participants can elect to invest a portion of their deferrals in the Company’s common stock (“Company Stock Investment Option”). These shares are held in a grantor trust. The number of shares of common stock credited to a participant’s account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company. Shares of common stock will be issued in the name of the Plan. Company stock in a participant’s account at the time in which the participant is no longer a Plan participant will remain in the participant’s account until six months after the participant is no longer an employee of the Company. Investments in Company stock may not be settled in cash.

Contributions

Participants may elect to contribute up to fifty percent (50%) of pretax annual compensation and up to one hundred percent (100%) of the participant’s bonus. Employer matching contributions are determined by the Committee. For the year ended December 31, 2019, the Company matched 100% of each participant’s contributions, up to 10% of the sum of the participant’s base salary and bonus.

Vesting

Participants are immediately vested in their contributions, the Company’s matching contributions and earnings on the contributions.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 and 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019

Payment of Benefits

On termination of service, a participant may generally elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a 2 to 5 year period.

Plan Termination

   Although it has not expressed any intent to do so, the Company retains the unilateral power to amend or terminate the Plan at any time.  No such amendment or termination shall adversely affect any participant or their beneficiaries with respect to their right to receive the value of their accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected participants or their beneficiaries.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Plan’s investments include publicly traded mutual funds and shares of Company stock, both of which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Changes in Net Assets Available for Plan Benefits as appreciation/depreciation in the fair value of investments.  Refer to Note 4 for further details related to the Plan’s fair value valuation methods. Realized gains and losses on investments are calculated using average cost.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Distributions

Distributions to participants are recorded when paid.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Plan Benefits.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 and 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 3 - INVESTMENTS
The following table sets forth the Plan’s investments by individual fund for the periods presented:

	December 31,
	2019			2018
	Shares	Price Per Share	Investments at Fair Value	Shares	Price Per Share	Investments at Fair Value
Mutual funds:
American Century Mid Cap Value R6	11,795	$17.09	$201,584	19,909	$13.47	$268,178
American Funds EuroPacific Growth R6	365	55.55	20,259	2,034	44.99	91,490
Columbia Balanced R5	5,732	43.53	249,497	16,711	36.91	616,801
DFA US Targeted Value I	3,638	23.18	84,317	6,648	19.83	131,824
Fidelity Advisor Mid Cap II Z	9,315	19.97	186,027	18,484	16.74	309,425
Fidelity Contrafund K	71,187	13.73	977,394	141,351	11.01	1,556,279
Fidelity Dividend Growth K	—	—	—	10,625	25.28	268,603
Fidelity Extended Market Index	1,817	65.09	118,298	958	53.12	50,907
Fidelity Government Income	23,514	10.48	246,431	23,942	10.06	240,853
Fidelity Government Money Market Premium	1,482,810	1.00	1,482,810	890,474	1.00	890,474
Fidelity International Index	5,528	42.96	237,488	18,308	36.35	665,512
Fidelity Real Estate Index	11,811	16.94	200,071	17,704	14.32	253,523
Fidelity 500 Index	12,845	112.02	1,438,850	17,723	87.10	1,543,658
Invesco Oppenheimer Developing Markets R6	7,342	45.59	334,722	—	—	—
MFS Value R6	18,095	44.41	803,606	31,392	35.30	1,108,155
Oppenheimer Developing Markets I	—	—	—	12,961	37.58	487,085
Pimco Real Return Institutional Class	7,342	11.24	82,526	12,006	10.56	126,779
Pimco Total Return Institutional Class	41,189	10.34	425,891	67,016	9.93	665,466
PGIM High Yield Z	43,416	5.59	242,696	47,381	5.13	243,066
Templeton Global Bond Advisor Class	11,630	10.67	124,088	30,653	11.25	344,848
T. Rowe Price QM US Small Cap Growth	3,006	39.70	119,353	4,855	31.16	151,267
T. Rowe Price Retirement 2005	8,764	13.70	120,068	8,473	12.34	104,561
T. Rowe Price Retirement 2010	—	—	—	455	16.23	7,391
T. Rowe Price Retirement 2015	—	—	—	569	13.00	7,400
T. Rowe Price Retirement 2020	26,354	22.09	582,149	—	—	—
T. Rowe Price Retirement 2025	9,672	17.78	171,973	15,188	15.43	234,349
T. Rowe Price Retirement 2030	5,030	25.90	130,267	16,300	22.30	363,487
T. Rowe Price Retirement 2035	65	19.03	1,245	26,229	16.26	426,481
T. Rowe Price Retirement 2040	1,253	27.06	33,917	7,410	23.03	170,662
T. Rowe Price Retirement 2050	—	—	—	1,581	13.20	20,874
T. Rowe Price Retirement 2055	3,158	15.90	50,209	3,001	13.37	40,128
Wasatch International Growth	666	31.02	20,669	3,171	24.57	77,918
Stage Stores, Inc. common stock	1,113,960	8.12	9,045,352	382,755	0.74	283,239
			$17,731,757			$11,750,683

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 and 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 4 - FAIR VALUE MEASUREMENTS
In accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Common Stocks. Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds. Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs that are generally unobservable and typically reflect the Plan Administrator’s estimates of assumptions that market participants would use in pricing the asset or liability.

Using the market approach, the following table presents the Plan’s assets measured at fair value on a recurring basis:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$8,686,405	$—	$—	$8,686,405
Stage Stores, Inc. common stock	9,045,352	—	—	9,045,352
	$17,731,757	$—	$—	$17,731,757

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$11,467,444	$—	$—	$11,467,444
Stage Stores, Inc. common stock	283,239	—	—	283,239
	$11,750,683	$—	$—	$11,750,683

For the years ended December 31, 2019 and 2018, there were no transfers between levels.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 and 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 5 -  ADMINISTRATIVE EXPENSES
Certain administrative expenses of the Plan, including consulting services related to the Plan’s design and fee structure and participant educational services, are allocated to participant accounts. Administrative expenses also include transaction-based fees under the Plan, such as short term redemption fees and commissions, which are charged directly to participant accounts. Investment related expenses are included in net appreciation or depreciation in fair value of investments. Expenses paid by the Company, such as legal and accounting fees associated with the administration of the Plan, are excluded from these financial statements.

NOTE 6 - INCOME TAX STATUS
The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual participants.

NOTE 7 - RELATED PARTIES
At December 31, 2019 and 2018, the Plan held $9,045,352 and $283,239, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $2,878,829 and $1,977,588, respectively. At December 31, 2019, the Company’s common stock represented approximately 51% of the Plan’s net assets available for benefits (see Note 8). During the years ended December 31, 2019, 2018 and 2017, the Plan recorded dividend income of nil, $58,397 and $59,252 respectively, on investments held in the Company’s stock. In addition, certain mutual fund investments of the Plan are managed by Fidelity, the Plan’s Trustee.

NOTE 8 - SUBSEQUENT EVENTS
As of March 27, 2020, the date the financial statements were available to be issued, the Company’s common stock declined in value to $0.40 per share, from $8.12 per share at December 31, 2019.

EXHIBITS

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STAGE STORES, INC. NONQUALIFIED
DEFERRED COMPENSATION PLAN

Dated: March 27, 2020	/s/ Jason T. Curtis
Jason T. Curtis
Executive Vice President, Chief Financial Officer and Treasurer
On behalf of the Plan Administrative Committee